UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHINA METRO-RURAL HOLDINGS LIMITED

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

G3163G104

(CUSIP Number)

Kind United Holdings Limited

Willis Plus Limited

Cheng Chung Hing, Ricky

Leung Moon Lam

c/o China Metro-Rural Holdings Limited

Suite 2204, 22/F, Sun Life Tower,

The Gateway, 15 Canton Road,

Tsimshatsui, Kowloon, Hong Kong

(852) 2111 3815

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kind United Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 37,338,104 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 37,338,104 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,338,104 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.7% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Kind United Holdings Limited holds directly 37,338,104 ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro-Rural Holdings Limited, a British Virgin Islands company (formerly known as Man Sang International (B.V.I.) Limited) (the “Issuer”). Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 37,338,104 Ordinary Shares of the Issuer held by Kind United Holdings Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding plus approximately 61,499,028 Ordinary Shares issuable upon the conversion of the Bonds and exercise of the Warrants held by Willis Plus Limited at any time after the first anniversary of the issue date of the Bonds.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Willis Plus Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 61,499,028 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 61,499,028 (1)
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 61,499,028 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5% (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(1)	Willis Plus Limited holds $60 million principal amount 14% convertible bonds due 2017 (the “Bonds”) issued by the Issuer which may be converted into approximately 55,499,028 Ordinary Shares. Willis Plus Limited also holds warrants which may be exercised for the purchase of 6,000,000 Ordinary Shares of the Issuer (the “Warrants”). Mr. Cheng Chung Hing, Ricky, owns 70% of Willis Plus Limited. Mr. Leung Moon Lam owns 30% of Willis Plus Limited. As a result, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of the 61,499,028 Ordinary Shares of the Issuer that may be held by Willis Plus Limited after taking into account the conversion of the Bonds into Ordinary Shares and the exercise of the Warrants to purchase Ordinary Shares.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding plus approximately 61,499,028 Ordinary Shares issuable upon the conversion of the Bonds and exercise of the Warrants held by Willis Plus Limited at any time after the first anniversary of the issue date of the Bonds.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cheng Chung Hing, Ricky
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 98,837,132 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 98,837,132 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,837,132 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 Ordinary Shares. Mr. Cheng Chung Hing, Ricky, owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United Holdings Limited. Mr. Cheng Chung Hing, Ricky, also owns 70% of Willis Plus Limited. As a result, Mr. Cheng Chung Hing, Ricky may be deemed to be the beneficial owner and to share the voting and dispositive power of the 98,837,132 Ordinary Shares of the Issuer deemed to be held by Kind United Holdings Limited and Willis Plus Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding plus approximately 61,499,028 Ordinary Shares issuable upon the conversion of the Bonds and exercise of the Warrants held by Willis Plus Limited at any time after the first anniversary of the issue date of the Bonds.

CUSIP No. G3163G104

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Leung Moon Lam
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong permanent resident
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 98,837,132 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 98,837,132 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,837,132 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 73.2% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Kind United Holdings Limited holds directly 37,338,104 Ordinary Shares. Mr. Leung Moon Lam owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United Holdings Limited. Mr. Leung Moon Lam also owns 30% of Willis Plus Limited. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owner and to share the voting and dispositive power of 98,837,132 Ordinary Shares deemed to be held by Kind United Holdings Limited and Willis Plus Limited.
(2)	Percentage of class calculated based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding plus approximately 61,499,028 Ordinary Shares issuable upon the conversion of the Bonds and exercise of the Warrants held by Willis Plus Limited at any time after the first anniversary of the issue date of the Bonds.

AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (the “Amendment”), relating to ordinary shares, par value US$0.001 per share (“Ordinary Shares”), of China Metro-Rural Holdings Limited, a British Virgin Islands company (formerly known as Man Sang International (B.V.I.) Limited) (the “Issuer”), amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on March 24, 2010, as amended by Amendment No. 1 filed with the Commission on August 4, 2011 and further amended by Amendment No. 2 filed with the Commission on August 16, 2011.

This Amendment is being filed jointly by Kind United Holdings Limited, a British Virgin Islands company (“Kind United”), Willis Plus Limited, a British Virgin Islands company (“Willis Plus”), Mr. Cheng Chung Hing, Ricky and Mr. Leung Moon Lam (the “Reporting Persons”), pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group.

The Amendment is being filed to report a change in the percentage of Ordinary Shares beneficially owned by the Reporting Persons as a result of a deemed acquisition of the Issuer’s Ordinary Shares by Willis Plus (as described further in Item 3 below). The beneficial ownership information of the Reporting Persons reported in this Amendment is presented on the basis that the Bonds are immediately convertible and that the Warrants are immediately exercisable, even though such securities cannot be converted or exercised, as applicable, until the one year anniversary of the issuance of the Bonds (August 15, 2013).

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are Ordinary Shares of the Issuer. The principal executive office of the Issuer is located at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f). This Schedule 13D is being filed jointly by the Reporting Persons pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, as separate persons and not as members of a group. See Exhibit 1 for their Joint Filing Agreement.

Kind United Holdings Limited

Kind United is a British Virgin Islands company whose sole business is to hold Ordinary Shares of the Issuer. The business address of Kind United is c/o China South City Holdings Limited, Suites 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Kind United is set forth on Schedule A hereto which is incorporated herein by reference.

Willis Plus Limited

Willis Plus is a British Virgin Islands company whose sole business is to hold the Bonds and the Warrant (as such terms are defined in Item 3 below). The business address of Willis Plus is c/o China South City Holdings Limited, Suites 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Information relating to the directors and executive officers of Willis Plus is set forth on Schedule A hereto which is incorporated herein by reference.

Mr. Cheng Chung Hing, Ricky

The principal occupation of Mr. Cheng Chung Hing, Ricky, is serving as a member of the board of directors of the Issuer. Mr. Cheng Chung Hing, Ricky, served as Chairman of the board of directors from July 24, 2009 until August 25, 2011. He also served as Chief Executive Officer of the Issuer from July 24, 2009 until March 22, 2010 and as President of the Issuer from July 24, 2009 until June 1, 2011. The business address of Mr. Cheng Chung Hing, Ricky, is c/o China Metro-Rural Holdings Limited, Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Cheng Chung Hing, Ricky, is a Hong Kong permanent resident. Mr. Cheng Chung Hing, Ricky, is also a member of the board of directors of Kind United and owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United.

Mr. Leung Moon Lam

The principal occupation of Mr. Leung Moon Lam is Co-founder, Executive Director and Chief Executive Officer of China South City Holdings Limited. The business address of Mr. Leung Moon Lam is c/o China South City Holdings Limited, Suites 2208-14, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Kowloon, Hong Kong. Mr. Leung Moon Lam is a Hong Kong permanent resident. Mr. Leung Moon Lam is also a director of Kind United and owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United.

(d) and (e). No Reporting Person nor, to the best knowledge of each Reporting Person, any of the persons identified in Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

As previously report on the Issuer’s Report on Form 6-K furnished by the Issuer with the Commission on August 3, 2012, on August 15, 2012, the Issuer completed a private placement resulting in the issuance to Willis Plus of $60 million principal amount 14% convertible bonds due 2017 (the “Bonds”) which may be converted, at anytime after the one year anniversary of the issue date of the Bonds, into approximately 55,499,028 Ordinary Shares. Willis Plus also holds warrants which may be exercised for the purchase of 6,000,000 Ordinary Shares (the “Warrants”). The Warrants may not be exercised until August 15, 2013, the one year anniversary of the issue date of the Bonds. As a result, the percentage of the outstanding Issuer’s Ordinary Shares beneficially owned by the Reporting Persons may be subject to change. (All calculations of beneficial ownership contained herein are based on an aggregate of 73,543,782 Ordinary Shares of the Issuer issued and outstanding as of August 3, 2012 plus approximately 61,499,028 Ordinary Shares issuable upon the conversion of the Bonds and exercise of the Warrants.)

PA Universal made a straight loan of $60 million principal amount to Willis Plus in the form of a bond on identical interest terms as the Bonds. Willis Plus assigned to PA Universal certain collateral rights it is receiving from the Issuer. PA Universal is entitled to receive 20% of any returns realized by Willis Plus on the Bonds and the Warrants, net of certain permitted expenses, that are in excess of the nominal 14% per annum return and the related PIK payments payable in connection with the holding of the Bonds. The Issuer further agreed to register for resale the shares underlying the Bonds and the Warrants pursuant to a registration rights agreement. A copy of the transaction documents relating to the Bonds, the Warrants, and the PA Universal loan are attached hereto as Exhibits.

ITEM 4.	Purpose of Transaction.

The Bonds of the Issuer covered by this Schedule 13D were acquired for investment purposes. The Reporting Persons may from time to time acquire additional Ordinary Shares of the Issuer in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, to the Issuer’s business or financial condition and to other factors and conditions the Reporting Persons deem appropriate. Alternatively, the Reporting Persons may sell all or a portion of their Ordinary Shares and/or Bonds of the Issuer in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 3.

Except as set forth above in the immediately preceding paragraph, no Reporting Person has any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in (a)-(i) above.

ITEM 5.	Interest in Securities of the Issuer.

(a)	As of the date hereof, Kind United owns directly 37,338,104 Ordinary Shares of the Issuer, representing approximately 27.7% of all of the issued and outstanding Ordinary Shares of the Issuer.

As of the date hereof, Willis Plus holds the Bonds which may be converted commencing August 15, 2013, into approximately 55,499,028 Ordinary Shares. Willis Plus also holds the Warrants which may be exercised commencing August 15, 2013, for the purchase of 6,000,000 Ordinary Shares.

Mr. Cheng Chung Hing, Ricky, is a member of the board of directors of Kind United and owns approximately 50.1% of an entity that holds approximately 72% of the outstanding shares of Kind United. Mr. Cheng Chung Hing, Ricky, also owns 70% of Willis Plus. As a result, Mr. Cheng Chung Hing, Ricky may be deemed to be the beneficial owners and to share the voting and dispositive power of the 98,837,132 Ordinary Shares of the Issuer held by Kind United Holdings Limited and Willis Plus.

Mr. Leung Moon Lam is a member of the board of directors of Kind United and owns approximately 61% of an entity that holds approximately 28% of the outstanding shares of Kind United. Mr. Leung Moon Lam also owns 30% of Willis Plus. As a result, Mr. Leung Moon Lam may be deemed to be the beneficial owners and to share the voting and dispositive power of 98,837,132 Ordinary Shares held by Kind United Holdings Limited and Willis Plus.

(b)	Kind United Holdings Limited:

(1)	Sole Voting Power: 37,338,104

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 37,338,104

(4)	Shared Dispositive Power: 0

Willis Plus Limited:

(1)	Sole Voting Power: 61,499,028

(2)	Shared Voting Power: 0

(3)	Sole Dispositive Power: 61,499,028

(4)	Shared Dispositive Power: 0

Cheng Chung Hing, Ricky:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 98,837,132

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 98,837,132

Leung Moon Lam:

(1)	Sole Voting Power: 0

(2)	Shared Voting Power: 98,837,132

(3)	Sole Dispositive Power: 0

(4)	Shared Dispositive Power: 98,837,132

(c)	The Reporting Persons and the individuals named in Schedule A have not purchased or sold any of the Issuer’s securities since the Schedule 13D was last amended.

(d)	The information in Item 3 above is incorporated herein by reference.

(e)	Not applicable.

The beneficial ownership information of the Reporting Persons reported in this Amendment is presented on the basis that the Bonds are immediately convertible and that the Warrants are immediately exercisable, even though such securities cannot be converted or exercised, as applicable, until August 15, 2013, the one year anniversary of the issuance of the Bonds. Each of the Reporting Persons disclaims beneficial ownership of all of such reported Ordinary Shares, except to the extent of its pecuniary interest therein.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

The information in Item 3 above is incorporated herein by reference.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 1	Joint Filing Agreement, dated August 15, 2012 between Kind United Holdings Limited, Willis Plus Limited, Mr. Cheng Chung Hing, Ricky, and Mr. Leung Moon Lam

Exhibit 2	Subscription Agreement for the Convertible Bonds dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 3	Form of Terms and Conditions relating to the Convertible Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 4	Form of Warrant Instrument (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 5	Form of Registration Rights Agreement (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 6	Definitive Form of Subsidiary Guarantee (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 6	Subscription and Investor Rights Agreement relating to the PAG Bonds, dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 7	Deed of Undertakings and Negative Pledge Agreement, dated July 24, 2012 (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 8	Form of Terms and Conditions relating to the PAG Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

Exhibit 9	Form of Guarantee relating to the PAG Bonds (incorporated by reference to the Issuer’s Current Report on Form 6-K filed with the SEC on August 3, 2012)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIND UNITED HOLDINGS LIMITED

/s/ Cheng Chung Hing, Ricky
Name: Cheng Chung Hing, Ricky
Title: Director
Dated: August 15, 2012

WILLIS PLUS LIMITED

/s/ Cheng Chung Hing, Ricky
Name: Cheng Chung Hing, Ricky
Title: Chairman
Dated: August 15, 2012

CHENG CHUNG HING, RICKY

/s/ Cheng Chung Hing, Ricky
Dated: August 15, 2012

LEUNG MOON LAM

/s/ Leung Moon Lam
Dated: August 15, 2012